SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Iridex Corporation

(NAME OF ISSUER)

Shares of Common Stock, $0.01 par value

(Title of Class of Securities)

462684101

(CUSIP NUMBER)

Paragon Associates and Paragon Associates II Joint Venture

500 Crescent Court, Suite 260

Dallas, Texas 75201

Tel. No.: (214) 871-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

July 24, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D/A

CUSIP NO. 462684101

1	NAME OF REPORTING PERSONS Paragon Associates and Paragon Associates II Joint Venture
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,063,603
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,063,603
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,063,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%**
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 5(a).

13D/A

CUSIP NO. 462684101

1	NAME OF REPORTING PERSONS Paragon JV Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,063,603
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,063,603
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,063,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%**
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 5(a).

13D/A

CUSIP No. 462684101

1	NAME OF REPORTING PERSONS Bradbury Dyer III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,063,603
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,063,603
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,063,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%**
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 5(a).

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed on behalf of (i) Paragon Associates and Paragon Associates II Joint Venture, a joint venture (“Paragon JV”) formed by Paragon Associates, Ltd., a Texas limited partnership (“Paragon”), Paragon Associates II, Ltd., a Texas limited partnership (“Paragon II”), and Paragon Associates III, Ltd. a Texas limited partnership (“Paragon III”), (ii) Paragon JV Partners, LLC, a Texas limited liability company (“Paragon GP”), and (iii) Bradbury Dyer III (“Mr. Dyer”, and collectively with Paragon JV and Paragon GP, the “Reporting Persons”). This Amendment further modifies the original Schedule 13D filed with the Securities and Exchange Commission on January 8, 2009 (the “Original 13D), as amended by the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on February 10, 2009, as amended by the Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on November 4, 2013 (the Original 13D, as so amended, the “Schedule 13D”), relating to shares of common stock, $0.01 par value (the “Common Stock”) of Iridex Corporation, a Delaware corporation (the “Issuer”).

This Amendment relates to Common Stock purchased by Mr. Dyer for the account of Paragon JV on behalf of Paragon, Paragon II and Paragon III. Paragon GP serves as the general partner of each of Paragon, Paragon II and Paragon III and as the investment advisor of Paragon JV and may direct the vote and disposition of the 1,063,603 shares of Common Stock held by Paragon JV. As the sole and managing member of Paragon GP, Mr. Dyer may direct Paragon GP to direct, and, as the authorized agent to Paragon JV, may direct, the vote and disposition of the 1,063,603 shares of Common Stock held by Paragon JV.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	This statement is filed by: (i) Paragon JV, (ii) Paragon GP and (iii) Mr. Dyer.

(b)	The business address of the Reporting Persons is 500 Crescent Court, Suite 260, Dallas, Texas 75201.

(c) The principal business of Paragon JV is the joint management of the assets and activities of Paragon, Paragon II and Paragon III. The principal business of Paragon, Paragon II and Paragon III is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities. The principal business of Paragon GP is acting as the general partner of each of Paragon, Paragon II and Paragon III and as the investment advisor of Paragon JV. The present principal occupations or employments of Mr. Dyer are management of his personal investments, serving as the sole and managing member of Paragon GP and the authorized agent for Paragon JV.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Paragon JV is a joint venture formed under the laws of the State of Texas. Paragon GP is a limited liability company formed under the laws of the State of Texas. Mr. Dyer is a United States citizen.

Item 3. Source and Amount of Funds

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons is $2,887,630.42. The source of these funds was the working capital of the Reporting Persons.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of July 24, 2015, Paragon JV, by virtue of carrying out the purposes of Paragon, Paragon II and Paragon III per the joint venture agreement of Paragon JV, a copy of which was filed as Exhibit 2 to the Original 13D and is incorporated herein by reference, as subsequently amended by the First Amendment thereto, a copy of which is attached hereto as Exhibit 3, beneficially owns 1,063,603 shares of Common Stock, which represents 10.6% of the Issuer’s outstanding shares of Common Stock.

The percentage of ownership of the Reporting Persons, as reported in this Schedule 13D was calculated by dividing (i) 1,063,603 shares of Common Stock owned by Paragon JV, by (ii) 10,028,886 shares of Common Stock outstanding as of April 27, 2015 based upon the Form 10-Q filed with the Securities and Exchange Commission on May 12, 2015.

Paragon GP does not have direct beneficial ownership of the 1,063,603 shares of the Issuer’s Common Stock; however, Paragon GP, as the general partner of each of Paragon, Paragon II and Paragon III, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.

Mr. Dyer does not have direct beneficial ownership of the 1,063,603 shares of the Issuer’s Common Stock; however, Mr. Dyer, as sole and managing member of Paragon GP, and as agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have indirect beneficial ownership of such shares.

(b) Paragon JV has the power to vote and dispose of the 1,063,603 shares of Common Stock it holds; Paragon GP, as the general partner of each of Paragon, Paragon II and Paragon III, has the power to vote and dispose of the 1,063,603 shares of Common Stock held by Paragon JV; and Mr. Dyer, as the sole and managing member of Paragon JV and the authorized agent of Paragon JV, has the power to vote and dispose of the 1,063,603 shares of Common Stock held by Paragon JV.

(c) Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. The transactions in the Common Stock were effected in the open market.

(d) Not Applicable.

(e) Not Applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 3. First Amendment to the Joint Operation and Accounting Procedures Agreement dated as of January 1, 2015 by and among Bradbury Dyer III, Paragon Associates, Ltd., Paragon Associates II, Ltd. and Paragon Associates III, Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 27, 2015	PARAGON ASSOCIATES AND PARAGON ASSOCIATES II JOINT VENTURE

	By:	/s/ Bradbury Dyer III
	Name:	Bradbury Dyer III
	Title:	Authorized Agent

PARAGON JV PARTNERS, LLC

	By:	/s/ Bradbury Dyer III
	Name:	Bradbury Dyer III
	Title:	Sole and Managing Member

BRADBURY DYER III

	By:	/s/ Bradbury Dyer III

ANNEX A

Trade Date	Security	Buy / (Sell)		Shares of Common Stock	Price per Share (US$)
6/18/2015	Iridex Corp IRIX	buy		59,200	$8.13
6/22/2015	Iridex Corp IRIX	(sell	)	2,900	$8.63
6/24/2015	Iridex Corp IRIX	(sell	)	4,100	$8.43
6/26/2015	Iridex Corp IRIX	(sell	)	2,100	$8.37
6/29/2015	Iridex Corp IRIX	(sell	)	3,900	$8.30
6/30/2015	Iridex Corp IRIX	(sell	)	2,000	$8.02
7/17/2015	Iridex Corp IRIX	buy		38,200	$7.03
7/23/2015	Iridex Corp IRIX	buy		24,419	$7.03
7/24/2015	Iridex Corp IRIX	buy		15,984	$6.98